June 12, 2017

Mr. Trace Rakestraw

Office of Disclosure and Review Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Asset Management Fund: File Nos. 002-78808 and 811-03541

Dear Mr. Rakestraw:

On April 5, 2017, Asset Management Fund (the “Trust” or the “Registrant”) filed Post-Effective Amendment No. 87 to the Trust’s Registration Statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 to add two new series, AAMA Equity Fund and AAMA Income Fund (each a “Fund” or collectively, the “Funds”), to the Trust. On May 18, 2017, you provided oral comments regarding the amendment. The following is a summary of our understanding of your comments and the response from the Trust.

Prospectus – Global (AAMA Equity Fund and AAMA Income Fund)

1. Comment: Because the fee recoupment period under the fee waiver could be longer than three years from the date of the waiver, please remove the fee waiver from the table and footnotes or confirm that the Registrant has conducted a FAS 5 analysis and concluded that recoupment is not probable. If the Registrant has conducted a FAS 5 analysis, also confirm that the Registrant has provided its auditor with a copy of the FAS 5 analysis.

Response: The Trust confirms that it considers all applicable accounting standards for purposes of expense accruals and disclosure of expense limitation arrangements. The Trust has not yet performed a FAS 5 analysis since the Funds have not yet commenced operations. The Trust will perform a FAS 5 analysis after commencement of operations and this analysis will be formally reviewed during each month-end and fiscal year-end. If it is not probable that expenses reimbursed or waived can be recouped, no expense liability will be recorded. The footnote disclosure reflects the agreement between the Trust and the Adviser with respect to the waivers/reimbursements and potential recoupment (the expense limitation agreement will be filed as an exhibit to the next filing). The annual waiver/reimbursement is adjusted on a daily or monthly basis throughout the fiscal year based upon the actual expense experience which can change due to fluctuation in the Fund’s total assets; however, the fiscal year annual waiver/reimbursement is reconciled and finalized as of the end of the fiscal year period, and is disclosed by fiscal year period in notes to the Fund’s financial statements. The Trust believes its approach is consistent with common industry practices, which is to measure, monitor and apply recoupments based on a fiscal year aging process. Moreover, it would be operationally burdensome to age waivers daily and monitor and apply recoupments on that same basis.

2. Comment: Under “Portfolio Managers” on p. 8, clearly state Mr. Baker and Mr. Voelker’s principal occupation for the last 5 years.

Response: The biographies for Mr. Baker and Mr. Voelker under “Portfolio Managers” will be deleted and replaced with:

“Robert D. Baker, President. Mr. Baker founded the Adviser in 1999 and since that time has overseen the management of the company and served on the firm’s investment committee. Mr. Baker received a Bachelor of Science degree in finance from The Ohio State University. With nearly 36 years in the industry, Mr. Baker has a wealth of experience in asset management.

Philip A. Voelker, Chief Investment Officer. Mr. Voelker joined the Adviser in 2001 and since that time has directed and managed the Adviser’s investment strategy and policy. With more than 42 years of experience managing securities portfolios, Mr. Voelker has pursued and secured a broad spectrum of objectives from short-term cash management to long-term steady returns to aggressive growth of investments. He is a cum laude graduate of The Ohio State University.”

AAMA Equity Fund:

1. Comment: The third paragraph under “Principal Investment Strategy” on p. 2 includes a list of factors that the Adviser uses to evaluate purchasing and selling securities. Please confirm in correspondence that all principal factors for evaluating securities are included.

Response: The Adviser has confirmed to the Fund that all principal factors for evaluating the purchase and sale of securities are included in the disclosure.

2. Comment: Consider adding “Market Risk” in the “Principal Investment Risks” section.

Response: The requested disclosure will be added.

3. Comment: In “Depositary Receipts Risk” on p. 3, European depositary receipts (EDRs) and global depositary receipts (GDRs) are included, but they are not discussed in the “Principal Investment Strategy” section. Please reconcile the Risk and Strategy section disclosures.

Response: The Fund intends to invest in foreign securities through U.S. stock exchange listed American depositary receipts (ADRs). As such, references to European depositary receipts (EDRs) and global depository receipts (GDRs) will be removed from the “Depositary Receipts Risk” disclosure.

4. Comment: In “Real Estate and Real Estate Investment Trusts (REITs) Risk” on p. 3, it describes “[i]nvesting in real estate securities (including REITs)”, but the “Principal Investment Strategy” section only describes investments in REITs. Please reconcile the Risk and Strategy section disclosures.

Response: The “Real Estate and Real Estate Investment Trusts (REITs) Risk” section will be retitled as “Real Estate Investment Trusts (REITs) Risk” as the Fund intends to only invest in REITs as part of its principal investment strategy. The risk disclosure will also be revised to remove the reference to real estate securities.

5. Comment: In “Focus Risk” on p. 3, confirm that the use of “consumer goods companies” is only as an example. Otherwise, discuss in the “Principal Investment Strategy” section that the Fund will focus in consumer goods companies.

Response: The last sentence in the paragraph titled “Focus Risk” was intended only as an example and will be deleted to remove any confusion.

6. Comment: In “Derivatives Risk” on p. 3, forwards and swaps are included, but they are not discussed in the “Principal Investment Strategy” section. Please reconcile the Risk and Strategy section disclosures.

Response: The Fund does not currently expect to use forwards and swaps to a material extent as part of its principal investment strategies. Therefore, references to forwards and swaps will be removed from the “Derivatives Risk” disclosure.

7. Comment: Explain in correspondence why “Redemption Risk” is a principal risk for the Fund (e.g., few shareholders expected or a large shareholder expected). Otherwise, move Redemption Risk out of the “Principal Investment Risks” section.

Response: The Fund expects its shareholders to be concentrated within omnibus accounts at a limited number of financial intermediaries. Decisions by the financial intermediaries could affect the assets in the omnibus accounts which may, at times, cause a Fund to experience a large redemption. Therefore, the Funds deem the “Redemption Risk” disclosure to be appropriately placed in the “Principal Investment Risks” section.

8. Comment: In “Equity Securities Risk” in the “Additional Information Regarding Investment Risks” section on p. 5, convertible securities are listed as “equity securities.” Confirm whether convertible debt is included in convertible securities and if convertible debt is included, then to count in the 80% policy the convertible debt must be immediately convertible and in the money at the time of purchase.

Response: The Fund confirms that convertible debt is included in the definition of convertible securities and further understands that convertible debt must be immediately convertible and in the money at the time of purchase in order to be included in the Fund’s 80% investment policy.

9. Comment: In “Equity Securities Risk” in the “Additional Information Regarding Investment Risks” section on p. 5, derivative instruments are listed as “equity securities.” If derivatives are intended to be included in the 80% policy, then they must be valued for purposes of the 80% policy on a marked-to-market basis (e.g., market price for exchange-traded derivatives or fair value for OTC derivatives). Add disclosure to this effect.

Response: The Fund expects that derivative instruments would be valued on a marked-to-market basis for purposes of satisfying its 80% test. The following disclosure will be added to the end of the fifth paragraph under the “Principal Investment Strategy” section:

“For purposes of the Fund’s 80% policy, derivatives are valued on a mark-to-market basis.”

AAMA Income Fund:

1. Comment: Confirm that the reference to mortgage-backed securities in the first paragraph under “Principal Investment Strategy” on p. 2 does not include commercial mortgage backed securities.

Response: The Fund confirms that the reference to mortgage-backed securities refers only to U.S. government and agency sponsored mortgage-backed securities and does not include commercial mortgage backed securities.

2. Comment: In “Principal Investment Risks,” include a risk for corporate bonds.

Response: Under the Principal Investment Risks section, the following “Fixed Income Risk” disclosure will be added directly following “Market Risk”:

Fixed Income Risk. When the Fund invests in fixed income securities including corporate bonds, the value of the Fund will fluctuate with changes in interest rates. Defaults by fixed income issuers in which the Fund invests will negatively affect performance.

3. Comment: “Floating and Variable Rate Securities Risk” is included in the “Principal Investment Risks” section. Confirm that these are principal investment strategies for the Fund and reconcile the Risk and Strategy section disclosures.

Response: The Fund confirms that floating and variable rate securities are included in its principal investment strategy. As such, the first paragraph under the section titled “Principal Investment Strategy” is amended as follows (underlined added; ~~stricken~~ deleted):

“The Fund will principally invest in income-producing securities which include corporate bonds, U.S. Treasury obligations and other U.S. government and agency securities including mortgage-backed securities, high yield bonds (“junk bonds”), municipal bonds, preferred stocks, inflation indexed bonds, money market instruments including commercial paper, bankers acceptances and marketable CDs, ~~adjustable~~ floating and variable rate securities, zero coupon bonds, and exchange-traded funds (“ETFs”) that invest in the types of securities in which the Fund would normally invest.

4. Comment: In “Focus Risk” on p. 5, consider the use of “consumer goods companies” as these do not seem applicable to the Income Fund.

Response: The last sentence in the paragraph titled “Focus Risk” will be deleted to remove any confusion.

5. Comment: Explain in correspondence why “Redemption Risk” is a principal risk for the Fund (e.g., few shareholders expected or a large shareholder expected). Otherwise, move Redemption Risk out of the “Principal Investment Risks” section.

Response: The Fund expects its shareholders to be concentrated within omnibus accounts at a limited number of financial intermediaries. Decisions by the financial intermediaries could affect the assets in the omnibus accounts which may, at times, cause a Fund to experience a large redemption. Therefore, the Funds deem the “Redemption Risk” disclosure to be appropriately placed in the “Principal Investment Risks” section.

Statement of Additional Information

1. Comment: Loans of Portfolio Securities are described on p. 18. If the Fund is a party to a securities lending agreement please file it as an exhibit to the registration statement. Otherwise confirm that there are no agreements.

Response: The Trust confirms that neither Fund is currently a party to a securities lending agreement.

2. Comment: In the “Federal Income Tax Matters” section, please consider adding more disclosure about tax implications related to investments in foreign securities.

Response: The Funds intend to invest in U.S. exchange listed, U.S. dollar denominated securities. Therefore, the Funds believe the current disclosure is adequate.

3. Comment: In the “Federal Income Tax Matters” section, please consider whether the last paragraph on p. 32 is necessary since the Funds are intended for U.S. purchasers. Otherwise consider adding an explanatory lead in to the paragraph (e.g., “Although the Funds are intended for U.S. persons,”).

Response: The first sentence in the paragraph in question will be deleted and replaced with the following:

“Although the Funds are intended for U.S. persons, foreign shareholders, including shareholders who are nonresident aliens, may be subject to U.S. withholding tax on certain distributions at a rate of 30% or such lower rates as may be prescribed by an applicable treaty.”

If you have any questions concerning this request please contact John S. Marten at (312) 609-7753.

Very truly yours,

/s/ John S. Marten

John S. Marten
Attorney at Law

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